UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11983

Delaware	91-1351852
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

1918 South 16th Avenue, Yakima, WA	98903
(Address of principal executive offices)	(Zip Code)

(509) 248-9491

Issuer’s telephone number, including area code

Series A Preferred Stock and Class A Common Stock into

which the shares of Series A Preferred Stock may convert

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Cub Crafters,” ”CubCrafters,” “we,” “us,” “our,” or “the company” mean Cub Crafters, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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DESCRIPTION OF BUSINESS

Summary

General Aviation (GA) constitutes a broad scope of aircraft types and uses; among them is what is known as “backcountry” flying, and the associated Short Take Off and Landing (or STOL) capable breed of small aircraft. The diverse range of existing aircraft in operation is a result of both long-proven legacy technology, as well as the influence of new and emerging technologies. Cub Crafters, Inc. (CubCrafters) was founded on the principles of proven legacy aircraft designs with the mission of continuing to bring innovation and improvement to the field of backcountry aircraft, with performance enhancements moving beyond the STOL performance and rough-field capability that has typically defined the sector. We believe that CubCrafters is uniquely positioned to take advantage of growing market demand and accelerating technological improvements in the industry.

The Company

Cub Crafters, Inc. is a leading producer of adventure/utility aircraft and the only known OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation category segments: FAA Certified, ASTM (American Society for Testing and Materials) Light Sport Aircraft (LSA), Builder Assist, as well as Experimental/Amateur-Built Kits (E/A-B). Founded as an aircraft maintenance and rebuilder shop in 1980, the company went on to engineer a continuous stream of performance innovations through FAA approved Supplemental Type Certificates (STC). Continuing to advance the product and business capabilities, the company then gained its own new aircraft designs and production approvals: FAA approved Type Certificates (TC) for the model CC18 and ASTM validation of a new LSA model CC11, becoming a highly regarded manufacturer of new light aircraft in multiple segments.

Based on the classic Piper Super Cub aviation platform legacy, the company leverages decades of craftmanship and a lean optimized production line to produce thoroughly modern and innovative aircraft. Well established as an FAA approved Production Certificate (PC) holder, the company brings turnkey experience: designing, testing, certifying, and manufacturing premium aircraft in-house as an Original Equipment Manufacturer (OEM), as well as providing MRO (Maintenance-Repair-Overhaul) services. Manufacturing currently takes place at production facilities in the vicinity of Yakima Air Terminal-McAllister Field, utilizing three campuses comprising 14 facilities in 11 buildings.

Backcountry aviation, whereby the aircraft designs are uniquely capable of accessing remote non-airport locations through extraordinary STOL performance, stands out as a popular and rapidly growing market sector. The company believes that its design engineering and disruptive product development strategies are driven by a culture of innovating modifications and improvements, responding to the needs of an enthusiastic and loyal community of backcountry and adventure aircraft users. Customer involved market surveys were performed on the latest models, prior to the decision to produce, to ensure that  desires of the owner-operators were at the center of the product line capabilities.

In 2020, the company gained FAA TC approval for the new Lycoming CC393i 215HP engine, developed together with Lycoming. Then, in December of 2021, the company also gained FAA TC approval for the nose gear version of its Flagship XCub, branded the NX Cub. This move made an additive upward market shift to a new mix of potential customers, thus exposing CubCrafters products to all aircraft owner-operators in its niches, not just pilots with tailwheel endorsements for legendary Cub-style landing gear. Today, the company produces seven models, two kits, and in all has released three new STOL adventure versions in recent years: XCub, the 3rd generation Carbon Cub, and NX Cub, all amidst rising market demand.

The company has become well established with a history of continual development and flexibility in growing and changing markets since it was founded in 1980.

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Product History Milestones:

•	1980 – Cub Crafters is founded by James Richmond to repair and restore Piper Cubs.

•	1985 (and continuing through 2018) – CubCrafters gains and develops multiple new FAA STCs to improve the PA18; CubCrafters currently holds 64 STCs for many variants.

•	1986 – Company is incorporated as Cub Crafters, Inc.

•	1999 – CubCrafters introduces their first "new" airplane, the Piper/CubCrafters PA18, built under the FAA's Spare & Surplus Rule.

•

2004 - Earning its FAA Part 21 Production Certificate (PC) and their first FAA Aircraft Type Certificate (TC), CubCrafters introduces the Top Cub: a Part 23 Certified design, based on the Piper Super Cub and inclusive of the most popular Supplemental Type Certificates (STC) improvements.

•	2006 - Introduction of the CubCrafters first Light Sport Aircraft (LSA): Sport Cub is a clean-sheet design that advances the genre of backcountry, tailwheel aircraft.

•	2009 - A lightweight, 180 horsepower engine is added to Sport Cub. Initially badged Super Sport Cub.

•	2010 – LSA model is renamed Carbon Cub SS. Along with Carbon Cub SS, a kit version of the aircraft is offered, the Carbon Cub EX.

•	2015 - An innovative builder assist program is introduced for the Carbon Cub line, Carbon Cub FX.

•	2016 - XCub certification is completed (6 years in secret development) and introduced as CubCrafters flagship certified aircraft product.

•	2017 - XCub G3X glass panel is released, an industry wide first-ever use of experimental primary display avionics in a certified aircraft.

•

2017 – The third generation Carbon Cubs, Carbon Cub EX-3 and FX-3 E/A-Bs, are introduced and represent CubCrafters most capable backcountry taildraggers to date. Also, XCub gains EASA certification for EU countries, as well as, FAA Seaplane Approval with Amphibious and straight floats.

•	2018 – XCub is awarded international certifications in Japan (JCAB), Canada (TCCA), and Australia (CASA).

•	2020 – XCub is certified with the new and more powerful 215hp engine option, Lycoming CC393i, developed together with CubCrafters.

•

2021 – XCub is certified with an optional “tricycle” nose landing gear configuration, the NX Cub, while maintaining considerable backcountry airstrip capability. This unique offering is easier to handle on the ground than traditional “taildragger” aircraft, therefore lowering the barriers of entry for pilots interested in the exciting arena of backcountry flying, and eliminating the need for tailwheel specific training and the associated pilot endorsement.

•

2022 – A new 363i FP engine variant, including a new cowling design, is released in August-2022, offering a new fuel injected engine option for fixed pitch propeller equipped EX-2 and FX aircraft.

2022 – CubCrafters acquires Summit Aircraft Skis Company, including the company’s design and manufacturing assets, unique patents and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho. The strategic acquisition includes a successful, robust patented design that significantly improves value for consumers. Manufacturing of skis has begun in Yakima and Summit Skis will continue to be sold and made available on both CubCrafters aircraft and competing aircraft from other manufacturers as well.

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Summary of Aircraft Models:

•	Sport Cub – LSA lightweight baseline design in the Light Sport Category; a clean-sheet modern design in the genre of tailwheel, backcountry aircraft.

•	Carbon Cub SS – LSA follow-on to the Sport Cub offered with improved handing, modern avionics, and higher power options than the original Sport Cub.

•

Carbon Cub FX & FX-3 – A Builder-Assist, Experimental Amateur Built (E/A-B) category aircraft, with multiple engine and gross weight options. The assisted build process is spread over two visits to the company factory facilities, where customers participate in the manufacture of their own aircraft, meeting FAA majority rule requirements for the build.

•

Carbon Cub EX Kits (EX, EX-2 & EX-3)– Packaged kits of parts are delivered to customers to assemble and customize as they build their own aircraft in the E/A-B Amateur-Built Experimental Category. These kits offer the most customization and flexibility to customers, allowing them to maximize performance and mission-specific capabilities. Known as the most complete Cub type kit offered in the industry, each version has been found to meet FAA NKET majority rule evaluations.

•

Top Cub– A FAA Part 23 Certified design, offering a stronger, safer, and heavier load bearing capability than original Piper Super Cub while maintaining much of the ease of maintenance and simple manufacturing techniques. The aircraft is available with multiple landing gear options including various tire sizes, skis, or amphibious floats. CubCrafters sold this design, its first generation TC, but maintains the right to build it under license.

•

XCub / NX Cub –CubCrafters “Flagship” aircraft, which is offered as two different aircraft models: FAA Part 23 Certified or as a Builder-Assist E/A-B. XCub is available with luxury interiors, a variety of top-quality avionics, flexible landing gear options, and two engine choices, all of which combine to provide a unique and powerfully versatile platform which stands out in the high-performance backcountry aircraft market.

Aircraft Models Currently Available In-Production:

FAA Certified (3 models)

CC19-180 XCub

CC19-215 XCub or NX Cub (badged as NX when delivered with nose landing gear)

CC18-18 Top Cub (built under license)

Builder-Assist (3 models)

CCX-1865 Carbon Cub FX (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub FX-3 (Gen 3 with constant speed propeller)

CCX-2300 XCub or NX Cub (CC393i engine only)

Light Sport(1 model)

CC11-160 Carbon Cub SS

Kits (2 models)

CCK-1865 Carbon Cub EX-2 (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub EX-3 (Gen 3 with constant speed propeller)

Note – parts and subassemblies are also available for the original EX Kit

Market & Competition

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

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According to the General Aviation Manufacturers Association (GAMA), the General Aviation (GA) market contributes more than US$ 247 billion to the US economy annually and employs more than 1.2 million citizens. GA aircraft log 25.5 million flight hours every year in the US; two-thirds of air traffic is for business purposes.

Regulation and Certification Barriers

The aviation industry overall, inclusive of the GA market segments for which CubCrafters operates in, is heavily regulated by the FAA, especially for certified aircraft. The barriers to entry for aviation businesses to start up and gain original FAA certified type certificates, as well as FAA approval for production authorization to continually produce new aircraft, are extremely high. This is due to required knowledge base, necessary experience, high entry cost levels, vast regulatory requirements, and the multi-years of time and effort required for establishing designs and facilities, all while traversing through specific FAA approval processes.

Aircraft certification requires extensive FAA standards and systems knowledge and experience, as well as successful execution of design, test, first article build inspection conformities, validation testing, and extensive report documentation, to achieve new certification approval acceptance. This typically requires years of development, significant R&D funding, and in-depth engineering certification effort. Only a few FAA fixed-wing type, standard category type certificates have been newly issued in each of the more recent decades. CubCrafters estimates that the technical certification report documentation alone, that it produced over six years to demonstrate compliance to FAA TC requirement standards for the CC19 XCub aircraft, exceeds forty thousand pages.

Further to the type design approvals for certified models, separate development and approval must be achieved for production facilities themselves, to achieve FAA accepted manufacturing processes and quality assurance systems. CubCrafters has earned multiple new, original issue, FAA Part 23 type certificates, and its production facilities have achieved FAA Part 21 approval for the manufacture of complete aircraft, and supplemental designs.

Other FAA certified backcountry aircraft that are currently in production, such as competitor American Champion Aircraft’s model 8GCBC Scout, are building from type design certificates originally issued in the 1960s. CubCrafters XCub, a two-seat Part 23 Standard Category aircraft, gained its newly issued type certificate in 2016 and has been since been continually updating the TC to include the latest available engines, propellers, and new landing gear options.

General Aviation Market Segments and Competition

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston powered, and electric. For fixed wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, agricultural, and aerobatic. The key players currently in each of these segments, as reported to GAMA, include:

•	Recreational: American Champion Aircraft, Aviat, CubCrafters, Flight Design, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft

•	Private Transport: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Pilatus, Tecnam, Textron Aviation

•	Business Jets: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation

•	Agricultural: Air Tractor, Thrush Aircraft

•	Aerobatic: Extra Aircraft, Game Composites

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The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. For 2022, the following numbers of airplane deliveries were reported publicly by the GAMA, for recreational aircraft OEMs as segmented above:

1.	CubCrafters	67 total (Q1-12, Q2-22, Q3-15, Q4-18)
2.	Pipistrel Aircraft	41 total (Q1-8, Q2-12, Q3-11, Q4-10)
3.	Icon Aircraft	36 total (Q1-4, Q2-10, Q3-7, Q4-15)
4.	American Champion	14 total (Q1-0, Q2-5, Q3-4, Q4-5)
5.	Flight Design	7 total (Q1-7; Q2-0, Q3-0, Q4-0; located in Ukraine)
6.	WACO Aircraft	5 total (Q1-1, Q2-3, Q3-1, Q4-0)
Note: Aviat Aircraft did not report.

Light Sport Aircraft (LSA) are recreational, designed and built to ASTM consensus standards, are limited to two occupants and a maximum of 1320 lbs. (1430 lbs. as seaplanes), and do not require a traditional pilots license. Experimental Amateur Built aircraft (E/A-B) are not approved nor certified by the FAA to any published design and manufacturing Codes of Federal Regulations (CFRs) nor ASTM standards. LSAs and E/A-Bs make-up a significant portion of GA and these aircraft are intended primarily for education and entertainment; they are not authorized for commercial use or for hire.

There are a variety of different sized companies, including smaller, boutique makers of LSAs and E/A-Bs worldwide. The number of more common sport airplanes available from LSA suppliers typically numbers approximately 30 to 50+ worldwide. Since their inception and widespread support from the Experimental Aircraft Association (EAA), the number of kits (be it plans only, parts kits, or pre-fabricated fast kits) is vast. In the Cub-style backcountry aircraft LSA and E/A-B space, some of the more recognized competitors include: CubCrafters, Dakota Cub, Legend Aircraft, Backcountry, Javron, Zlin (Czech Republic), and Patriot, a new entrant. While sales data from private, smaller providers is not readily available, CubCrafters is generally understood to be the largest producer in the E/A-B Cub space. While not “Cubs” per se, yet similar as tailwheel STOL type aircraft, Just Aircraft and Kitfox are also in the space as lower cost options.

CubCrafters’ designs, tests, certifies and manufactures in each of the three GA segments stated: FAA certified, ASTM LSA, and E/A-B. CubCrafters’ market is a multi-niche subset of GA, focused on producing 2-seat backcountry type aircraft. In these niches, CubCrafters is the dominant producer of certified backcountry aircraft and a prominent maker of LSA, Experimental Builder-Assist, and E/A-B Kits. CubCrafters produced aircraft models and kits are typically considered to command the highest retail prices in the backcountry space.

Customer Mission Profiles

CubCrafters’ existing customer base has a wide range of different mission profiles that drive their choice to purchase, which further widens the particular market segments that CubCrafters is able to pursue for:

•	Personal lifestyle and entertainment for backcountry, STOL, and flight enjoyment

•	Seeking highest quality products, with proven track record, from a producer that has attained the ability and systems required to design and manufacture FAA certified aircraft

•	Wildlife, military, law enforcement, and other special mission uses

•	Humanitarian aid and access to outlying communities

•	Cost effective and energy efficient remote access

o	smaller aircraft with comparatively low fuel usage compared to larger aircraft

o	mere fraction of comparative costs to acquire and operate, compared to a helicopter

•	Private transportation for business and residences

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Direct and Secondary Market Impact Factors

Post pandemic supply chain, labor shortages, and changing inflationary economic conditions are present and have impacted GA producers across all segments. CubCrafters preemptively purchased ahead on raw materials, in some cases as much as two years of pre-purchased stock, and continues to interactively manage supply chain pop-up issues. Market impacts due to such supply and economic uncertainty, causing organizational focus on protecting production throughput, has likely slowed new recreation aircraft product development unilaterally and that may continue. CubCrafters has and intends to continue its innovation inertia to invest in R&D initiatives that can result in new products, that the company believes could be monetized within 2 to 5+ years.

“Demand for general aviation aircraft continues at a robust pace. Since the initial setbacks of the pandemic, we have seen some segments make strides with growing backlogs and high rates of operations while others are still diligently working to navigate the path to recovery,” said GAMA President & CEO, Pete Bunce on August 24, 2022. “Despite ongoing supply chain and workforce issues, our industry continues to make progress and strategically posture for the future, which is a true testament to our strength and durability.” Aircraft shipments through the second quarter of 2022, when compared to the same period in 2021, saw piston airplanes increase 9.4% with 638 units, turboprops increase 11.8% with 247 units, and business jets increase 9.5% with 289 units. The value of airplane deliveries through the second quarter of 2022 was $9.1 billion, an increase of 5.2%.

OEMs that lack cash flow and reserves to bring financial flexibility for dealing with continued supply chain shortages and inflationary escalation may fall out of the market. Long standing legacy recreational aircraft companies, such as Maule Air Inc., have fallen out in recent years. This could also serve as a market share increase opportunity for CubCrafters and others.

In 2022, Vans Aircraft, the largest kit producer in the world, unveiled a high wing engineering prototype aircraft that they are considering offering as a new kit. This is an aluminum constructed high-wing design it is developing named the RV-15. While not a Cub-type airframe itself, as it does not offer tubular chromoly steel frame construction around the cabin as Cubs do, it could become popular especially among prior Van’s kit builders if the design passes testing and Van’s decides to pursue it. In that event, it may impact CubCrafters kit sales or perhaps draw even more demand to the backcountry space overall.

Since around 2013, the FAA has been considering an initiative to expand the authorized size and weight of LSA aircraft called MOSAIC, Modernization of Special Airworthiness Certificates. This could potentially change the GA market in a variety of ways, likely in a two to five year time period, such as allowing OEMs to build more than the majority rule portion currently in place on E/A-B aircraft. It could further bring new businesses to the industry; under the presumption of ASTM consensus standard validations of LSA aircraft offering less regulatory oversight than is required by FAA certified models. MOSAIC has been delayed multiple times and most recently the FAA stated its intention to release a Notice for Proposed Rule Making (NPRM) in August-2023, for the MOSAIC initiative. The NPRM process itself normally takes six to eighteen months before moving to an actual rule change. The Brazilian civil aviation authorities announced in July-2022 a similar change is being released in Brazil for 2022, allowing LSA to expand there from 1320 lbs. to 3000 lbs. aircraft, up to 185 knot cruise speed, and up to 4 seats. This move may hasten the MOSAIC effort in the US and other countries. As LSA validation is a self-certification process to ASTM consensus standards, OEMs are more likely to pursue LSA development over the higher cost of FAA certification paths. However, LSA aircraft are not authorized for commercial use. CubCrafters will be positioned in both market segments and new product development considerations and strategies will be developed as the landscape of market changes potentially occur due to MOSAIC.

There are currently no obvious signs of market saturation in the niche market segments. 2021 year-end backlog for production assembled aircraft exceeded 24 months; 2022 year-end backlog was estimated at 22 months. CubCrafters’ recent release of the NX Cub, the nose landing gear equipped version on its XCub, has opened a new market zone for the brand. It has been estimated that approximately 15% of private pilots possess, or plan to pursue, a tailwheel endorsement for flying conventional Cub style landing gear. With the advent of the NX Cub, this substantially expands the market availability by exposing a CubCrafters product to the estimated additional 85% of private pilots that are potential buyers.

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Employees

The company currently has 214 employees, 207 full-time and 7 part-time.

Plans for Growth

The company is furthering its growth through four primary strategic objectives:

•	Objective 1 – Satisfy expanding sales demand

•	Objective 2 – Aftermarket customer services expansion

•	Objective 3 – Facility and manufacturing modernization to scale NexGen aircraft releases

•	Objective 4 – Develop and introduce disruptive innovations and new technology

Satisfy Expanding Sales Demand

The company installed new senior leadership in 2018, who decided to further organically fund R&D, develop new products through customer involved market surveys, and unleashed new marketing outreach strategies using key influencers. This resulted in a significant rise in productivity and an eighty-eight percent (88%) increase in annual sales from 2017 to 2018. Demand for new products has risen further, and has consistently outweighed supply, with sales backlogs climbing steadily and bringing scaling opportunity. The company expanded its physical footprint in 2019 by opening a new customer completions center, and now operates from three campuses totaling over 100,000 sq ft. The company intends to take advantage of current acute demand by scaling operations with modernized fabrication equipment, new composite manufacturing expansions, and digital transformation of manufacturing processes.

Aftermarket Services Expansion

The company intends to expand the current established network of certified dealer and service centers to include additional locations within the Unites States, as well as in overseas markets, to support the growing fleet of active aircraft. The company further intends to expand its internal Customer Support Department with more automation of the aftermarket part sales system and related support services.

Develop and Introduce Disruptive Technology

The company intends to continue to implement modern manufacturing techniques, along with scaling up tooling, adding automated design capacity, and improving rapid prototyping equipment. This growth is being directed to take advantage of the powerful combination of new technology, tooling, and manufacturing facilities, partnered with the company’s specialized craftsmanship that has been honed over four decades.

The company intends to continue its legacy of innovation to further meet market demand, as well as push the categorical limits of light aircraft. The company has active R&D projects partnering with NASA and educational institutions. These projects are aiming to develop new technology, integrate the new technologies into the light aircraft platform, and explore the new uses and capabilities that those technological changes are bringing about. Active projects include development of a patented lift augmentation design, including electrical power, which may further expand the performance envelope of the small fixed-wing aircraft.

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Manufacturing Modernization to Scale NexGen Aircraft Releases

The company is scaling up production capacity while modernizing its manufacturing methods and systems. Changes will include increasing fabrication automation with design control, repeatability, and inspections. The company will use upgraded and scaled-up manufacturing equipment, tooling, and fixtures to increase efficiency and production batch sizing. The company intends that the long-standing legacy of crafting skills and knowledge that have been used to manufacture this class of aircraft will be further infused into a modern manufacturing environment, with increased production standardization, modern technology, and new materials.

In furtherance of the above objectives, the company may acquire other companies, real estate, or assets. See “Risk Factors – Risks Related to the Company’s Business”.

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Aircraft. In the United States, our aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the United States, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. If we were to be designated a PRP by the Environmental Protection Agency or a state environmental agency (which has not been the case so far), we would potentially be liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

CubCrafters holds FAA design and production approvals, inclusive of all proprietary design, analysis, test, and certification technical and commercial data:

FAA Production Certificate (PC)

•	FAA Production Certificate No. 722NM, Issued Feb-12-2007; latest Amendment Jan-3-2022

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FAA Certified Type Certificates (TC):

•	A00053SE, Model CC19-180, Issued Jun-2-2016

o	Amended to add Amphibious and Straight Floats, Approved Dec-14-2017

o	Amended to add Garmin G3X Avionics, Approved Feb-8-2018

o	Amended for new CC19-215 model, CC393i 215 HP Engine, Approved Oct-10-2020

o	Amended to add nose landing gear, Approved Dec-3-2021

•	A00055SE, Model EL-1, Issued Mar-22-2019

•	A00057SE, Model CC21-180, Issued Feb-14-2019

International Type Certificates (TC):

•	Europe: EASA.IM.A.638, Model CC19-180, Issued Dec-18-2017

•	Japan: JCAB-92, Model CC19-180, Issued Mar-27-2018

•	Canada: Transport Canada A-274, Model CC19-18, Issued Feb-28-2018

•	Australia: CASA A330, Model CC19-180, Issued Aug-28-2018

•	Japan: JCAB 92, Model CC19-180, Issued

FAA Certified Supplemental Type Certificates (STC):

•	CubCrafters holds 64 valid STCs for a wide variety of engineered improvements for PA18, CC18 and other models.

New Acquisitions:

•	Summit Aircraft Skis Company, including the company’s design and manufacturing assets, a unique patent and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho.

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We have received or filed for the following patents and trademarks:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Distributed leading-edge lifting surface slat and associated electric ducted fans for fixed lifting surface aircraft	Utility: Non-Provisional	17/079,911	10/26/2020	Issued	2/23/2021	US10926868B1
Attachment Bracket for Landing Gear	-	US13/679,494	11/16/2012	Active	3/17/2015	US8979022B2

MARK	Filing Date	Serial #
XCUB (1)	December 11, 2014	86478357
SPORT CLUB	August 9, 2005	78688587
CARBON CUB (1)	October 10, 2014	86420838
CUB (1)	September 21, 2006	77004327
CUB CRAFTERS	August 8, 2005	78688112
TOP CUB	August 8, 2005	78688134
	August 10, 2005	78690130
SPORT CLUB (2)	July 7, 2012	9583625
CARBON CUB (2)	July 7, 2012	9583626
TOP CUB (2)	July 7, 2012	9583627
CUB CRAFTERS (2)	July 7, 2012	9583628
CUB (2)	July 7, 2012	9581438
Attachment Bracket for Landing Gear (3)	November 16, 2012	8979022B2

(1)	Owned by our wholly owned subsidiary, Cub Marks, LLC
(2) (3)	Filed in People’s Republic of China Owned by our wholly owned subsidiary, Summit Aircraft Skis

Litigation

There are currently no legal proceedings pending against the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits. 2021 brought supply chain shortages and labor availability challenges as a result of a global pandemic. On November 21, 2021, the company founder, James Richmond, passed away.

Results of Operations

Revenues

We generate revenues from sales of our production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales. Revenues increased by $1,624,743 from $32,773,691 for the year ended December 31, 2021 to $34,398,435 for the year ended December 31, 2022, or by 4.96%, as we increased our production of fully assembled aircraft. See “—Trends.”

Cost of Sales

The cost of sales for 2021 was $23,317,604, resulting in gross profit of $9,456,087 compared to cost of sales for 2022 of $24,763,871 and gross profits of $9,634,564. The increase in cost of sales and a corresponding increase in our gross profits was primarily a direct result of pandemic related operational cost increases, inflationary price increases, and supply chain shortages.

Operating Expenses

The company spends significant amounts on salaries and general administrative expenses to further its product design and offerings. The company recorded total operating expenses of $8,189,391 for 2021 and $7,059,295 for 2022. Research and development expenses increased from $460,769 in 2021 to $915,093 in 2022, an increase of 98.60%, as the company developed multiple new product innovations, including the new 363iFP engine, which was done to combat engine supply interruptions, and for future new product launches. We expect research and development expenses to continue at this level. Salaries and wages continued to grow as the company increased its headcount, offset by a one-time Employee Retention Tax Credit Refund. The overall decrease in our total operating expenses resulted largely from the impact of the Employee Retention Tax Credit Refund.

Net loss

As a result of the foregoing, the company’s net income was $1,050,536 for 2021 and $2,521,212 for 2022. Earnings, before interest, taxes, depreciation and amortization expenses (EBITDA) in 2022 were $3,105,211, or 9% of annual revenue inclusive of $2,500,023 in ERC credits.

13

Liquidity and Capital Resources

As of December 31, 2022, we have primarily been funded from revenue generated by the sales of our aircraft. As of December 31, 2022, the company had approximately $8,026,052 in cash and cash equivalents on hand. We believe that the proceeds from our Regulation A Offering (defined below) and our Regulation CF Offering (defined below), together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2025. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). We are offering to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of December 31, 2022, the company sold 301,034 shares of Series A Preferred Stock in the Regulation A and D offerings, for net proceeds of $1,337,460. Subsequent to December 31, 2022, the company has sold 115,146, 9,476 and 74,572 shares of Series A Preferred Stock in the Regulation A Offering,  the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $903,598.

Inventory

As of December 31, 2022, the company held $16,895,253 in net inventory. During the period ending December 31, 2022 the company substantially increased net inventory by an additional $6,680,084, a 65.39% increase. Hence, a portion of cash reserves were deliberately converted to inventory, as inflationary protection for anticipated purchase goods and material costs escalation, and continuing supply chain issues during 2023 and 2024.

Liabilities

The company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 18, 2023 and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2022 was $420,000. The interest expense incurred by the company for the year ended December 31, 2021 was approximately $20,000. Additionally, the company has a promissory note payable with Wells Fargo Bank for a $1.5 million loan in 2005. The loan matures on January 5, 2026. Interest accrued at 6.62% and monthly repayments of interest and principal are made. The interest expense incurred by the company for the year ended December 31, 2022 was approximately $19,000. The balance outstanding on the loan was $430,915 at December 31, 2022. Finally, the company entered into a promissory note with Susan Richmond for $809,124. The loan matures in December 2023 and accrues interest at 4.25%. If the company successfully completes an offering and raises sufficient funds, the note is repayable in full at the board’s discretion. If sufficient proceeds are not raised, the loan is repayable from January 1, 2023 in monthly installments over nine years. Management deemed the raise as of December 31, 2022 not sufficient to warrant paying the note off in 2022.

Real Property Leases

The company rents hangar and office space from the principal shareholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000 for the office space and $6,987.63 for the hangar. The Agreement matures January 2029. The Company expects to pay $156,000 per year over the course of the Agreement.

The company entered into a third-party building lease which ends in March 2027. Total rent expense for the year ended for this lease was approximately $215,000 for the year ended December 31, 2022.

14

Future minimum rental payments under all non-cancelable operating leases are as follows:

Year ended December 31:
2023	$292,377
2024	$210,973
2025	$201,442
2026	$181,013
2027	$173,727
Thereafter	$149,473
Total	$1,208,999

Equipment Leases

During the year ending December 31, 2022, the company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the company will own the equipment at the end of the lease.

The future minimum payments on the capital lease obligations are as follows:

Amount as of December 31, 2022

2023	$406,074
2024	410,431
2025	414,876
2026	363,508
2027	162,451
Thereafter	1,641,078
Total capital lease payments	3,398,418

Less: Interest expense	(432,253)
Total capital lease obligation	2,966,165
Less: current portion	(356,805)
Lease payments, net of current portion	$2,609,360

The interest expense incurred by the company for the years ended December 31, 2022 was approximately $119,201.

Grant Income

The company received approximately $261,000 of grant income from the Department of Transportation’s Aviation Manufacturing Jobs Protection Program (“AMJP”). Under this program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The company applied for and was awarded $521,998 of which 50% ($260,999) was received in September 2021.The company received approximately $261,000 for the remaining award in 2022.

15

Employee Retention Tax Credit

In 2022, the company filed for and received the ERC tax credit in the amount of approximately $2,500,023.

Trend Information

•

In 2022, leadership continued deliberate moves to: (a) convert a portion of cash reserves to inventory as inflationary protection for anticipated purchase goods and material costs escalation during 2022 and beyond, (b) to increase the direct labor pool to facilitate said inventory increase, (c) increase direct labor pool to train and load-level for production assembly and completion recovery from prior supply chain disruption impacts, and (d) to load on-hand inventory and direct labor which enabled a July 15, 2022 aircraft assembly line throughput increase.

•	Total employment increased from 188 (at December 31, 2021) to 214 (at December 31, 2022) employees, a 13.8% increase.

•

Post-pandemic related supply chain issues had worsened in 2021, with a few major suppliers proving unable to support production needs, despite their commitments. This caused “make off-line” and “make out-of-order” conditions, harming the LEAN manufacturing systems by necessitating custom build plans. Also, this necessitated additional pivots in “make or buy” decisions, location and development of new suppler relations, and buy-ahead for raw materials. In 2022, post-pandemic supply chain availability issues steadily improved and nearly eliminated “make off-line” situations by the fourth quarter. However, operational recovery from prior supply chain disruptions included continuing aircraft completion and delivery delays. Further, supplier on-time delivery performance remained problematic in 2022. On a volume purchased basis for the top 200 suppliers to the company, an average of only 16% of suppliers delivered on-time in 2021, improving to 21.5% in 2022. Suppliers that failed to deliver on-time on more than half of purchase orders placed with them improved slightly from 41.5% in 2021 to 35% in 2022.

•	Productivity throughput of fully assembled aircraft increased from 51 assembled in 2021 to 65 aircraft in 2022, a 27.5% improvement.

•	With increased productivity levels, aircraft order backlog decreased from 183 aircraft and an estimated 25.5 months in December 2021 to 166 aircraft and an estimated 22 months by December 2022.

•

Following an apparent pent-up demand brought on with pandemic recovery in 2021, record annual sales orders resulted in over 137 new deposits received. This was much in part due to the company’s independent dealership network ordering inventory positions in the fourth quarter, to meet increasing demand in all regions and to maximize their dealership profits going forward. 2022 brought another 57 new deposits, serving to maintain nearly a 2 year backlog.

•

2022 economic conditions brought continued and increasing inflationary pressures on raw materials, purchased goods, and labor. Cost of goods purchases, comparing fourth quarter 2021 to 2022 expenses, saw considerable and widespread increases such as:

o	Airframe raw materials (incl: steel and aluminum tube/sheet and fabric products); up approximately 22% on average with some materials up as much as 40%.

o	Landing gear components (incl: wheels, brakes, and tires); up about 14% on average with some components up as much as 35%.

o	Avionics and electronic components; up 11% on average with some components up as much as 25%.

o	Powerplant components; up an additional 12% on average.

16

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The directors, executive officers, and significant employees of the company as of the date of this filing are as follows:

Name	Position	Age	Date Appointed	Term of Office	Part Time / Full Time

Directors

Susan Richmond	Director	69	2021	Indefinite	Part Time
Patrick Horgan	Director	56	2021	Indefinite	Full Time
Bradley Damm	Director	52	2021	Indefinite	Full Time

Officers
Patrick Horgan	President and CEO	56	President – 2018 CEO – 2021	Indefinite	Full Time
Bradley Damm	Vice President and Sales	52	VP Sales – 2018 VP Corporate – 2021	Indefinite	Full Time
Richard Johnson	Director of Finance	74	Director of Finance - 2022	Indefinite	Full Time
Justin Jansky	Secretary	36	Secretary – 2022	Indefinite	Full Time

Business Experience of Executive Officers

Patrick Horgan, President, Chief Executive Officer, and Director.

Patrick Horgan has been the company’s President since 2018 and its CEO since 2021, overseeing all OEM operations. Prior to his role as President, Mr. Horgan was the company’s Vice President/Director of Engineering & Product Development from 2015 to 2018 when he led the FAA Part 23 type certificate approval and production certificate approval of CubCrafters’ newest flagship, the XCub, as well as the latest model generation of the Carbon Cub. Horgan also directed the breakthrough certification that authorized the use of experimental avionics in FAA-certified production aircraft, a first in aviation history. Horgan brings over 30 years’ aircraft development and manufacturing experience in General Aviation, Commercial, and Military industries. Prior to service at the company, he was the General Manager at WACO Classic Aircraft Corporation in Battle Creek, Michigan and was the commercial aircraft manager of the Boeing 777 wheel and brake program for Goodrich Aerospace in Troy, Ohio. He was also a designer on the F/A-18 Super Hornet at McDonnell Douglas (now Boeing) in St. Louis, Missouri. Horgan holds degrees in aeronautical and astronautical engineering from the University of Illinois, and a certificate in Disruptive Strategy from Harvard Business School. He serves as a member of the Board of Directors of the General Aviation Manufacturers Association and on ASTM aircraft standards committees.

Bradley Damm, Vice President, Sales, and Director.

Brad Damm is Vice President at CubCrafters. He has overseen CubCrafters’ sales, marketing, and brand management operations since 2018. Since first joining CubCrafters in 2013, Brad has served as Factory Direct Sales Manager, the Director of Sales Support, the Global Director of Sales, and the Vice President of Sales and Marketing. During his tenure, the company has seen new sales records year after year across all of CubCrafters new aircraft and kit product lines, and the CubCrafters brand has risen to new levels of awareness and respect with aviation consumers worldwide. Prior to joining the company, Brad served for over 10 years as the Business Development Manager for one of the largest commercial concrete contractors in the Pacific Northwest, driving the sales and revenue growth that allowed the company to expand from a few dozen to hundreds of employees.

17

Susan Richmond, Director

Susan Richmond serves on the Board of Directors for Cub Crafters, Inc. She has served in the position of Director from October 2021 to present. Susan Richmond, wife of company founder Jim Richmond, has been a successful entrepreneur and small business owner herself over the last 22 years. She has owned and operated Inklings Bookshop in the Yakima Valley since 2000. Her leadership experience includes serving on the American Booksellers Association Advisory Board and the Pacific Northwest Booksellers Association Board of Directors. She has also served on a local private school board and as President of a retail merchant association board. Susan Richmond attended Central Washington State University, Yakima Valley College, and Moody Bible Institute.

Richard Johnson, Director of Finance and Treasurer.

Rick Johnson is the Director of Finance at CubCrafters and has been with the company since 2017. He has 27 years of previous experience as controller and CFO for fruit packing and timber operations in the Pacific Northwest. He holds a Bachelor of Science in Business Administration from Central Washington University.

Justin Jansky, Administrative Manager and Secretary

Justin Jansky is the Administrative Manager at CubCrafters. He joined the company in 2015 and has a demonstrated history of successful collaboration on major FAA type certification projects in the general aviation industry, specifically under 14 CFR Parts 21 and 23. He is responsible for process management, document control, facilitating FAA certification processes, coordination with FAA delegates and documenting compliance testing. He holds a bachelor’s degree in technology and applied design.

18

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022 we anticipate final compensation of our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Patrick Horgan	President, CEO and Director	$375,384	0	$375,384
Bradley Damm (1)	Vice President, Sales and Director	$184,059	0	$184,059
Richard Johnson	Director of Finance and Treasurer	$89,976	0	$89,976

For the fiscal year ended December 31, 2022, we did not pay our directors as a group for their service as directors. There are three directors in this group.

(1)	As of December 31, 2022, Mr. Damm also has $322,772 in deferred income that has been accrued but has not yet been paid.

Pursuant to the company’s compensation award plan, which is filed as Exhibit 6.1 to this report, the company is authorized to issue shares of the company’s Class A or Class B Common Stock to certain employees of the company as determined by the Board of Directors. The number of shares issued under the plan to each participant will be determined by the Board of Directors.

19

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of May 1, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of any class of our capital stock.  Unless otherwise indicated, the address of all listed shareholders is c/o Cub Crafters, Inc., 1918 S. 16th Ave, Yakima, WA 98926.

Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Susan Richmond	Class B Common	26,100,000	0	90%

Patrick Horgan	Class B Common	1,450,000	0	5%

Bradley Damm	Class B Common	1,450,000	0	5%

All executive officers and directors (5 people in this group)	Class B Common	29,000,000	0	100%

Susan Richmond	Series A Preferred	849,131	0	56.6%

Patrick Horgan	Series A Preferred	47,178	0	3.1%

Bradley Damm	Series A Preferred	50,000		3.3%

All executive officers and directors (5 people in this group)	Series A Preferred	946,309	0	63.1%

20

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy are leased to the company by Richmond Real Estate.  Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field. Richmond Real Estate is owned by Susan Richmond, the majority shareholder and a director of the company.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903.  The Completion Center is 11,265 square feet. Richmond Real Estate is a real estate purchasing and holding company owned by Susan Richmond, our majority shareholder and a director of the company.

The company has a Promissory Note with Susan Richmond for $809,124.00. The promissory note matures on December 31, 2031. Interest accrues under the loan at 4.25% per annum and terms are 10 years with 1 year interest only and no prepayment penalty.  If the company successfully completes an offering and raises sufficient funds the note is repayable in full, at the board’s discretion. If sufficient proceeds are not raised the loan is repayable from January 1, 2023 in monthly installments over nine years. What constitutes sufficient proceeds has not been defined by the company or the note holder.

The company transfers funds to Cub Crafters DISC, Inc., a company owned and controlled by Susan Richmond, our principal shareholder and a director, which acts as an interest charge domestic international sales corporation (“IC‐DISC”) structure for receiving commissions on the company’s export sales based on the greater of 50% of net income on sales of qualified export property or 4% of gross receipts from sales of qualified export property. No commissions were paid to this entity in 2021 but commissions were paid in 2020 and 2019.

The company’s directors have authorized the use of a portion of the proceeds to be used by the company to purchase certain (some or all) real property currently leased by the company and owned by Richmond Real Estate, a company owned and controlled by Susan Richmond, a director of the company and our largest shareholder, if enough funds are raised. The company’s board has discretion to determine at what point the company has received sufficient proceeds to pursue and close on the purchase of this property or whether to pursue such purchase at all. Terms of such purchase, including purchase price, have not been agreed to.

21

OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

22

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The balance sheet of Cub Crafters, Inc. as of December 31, 2022 and 2021, and the statements of operations, changes in stockholders' deficit, and cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of McNamara and Associates, PLLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

23

Consolidated Financial Statements and

Independent Auditor’s Report

Cub Crafters, Inc.

December 31, 2022 and 2021

Cub Crafters, Inc. Table of Contents

F-1

INDEPENDENT AUDITOR’S REPORT

To the Stockholders of Cub Crafters, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Cub Crafters, Inc. (a Washington corporation) (“the Company”), which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate,  FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-2

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

May 1, 2023

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate,  FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-3

Cub Crafters, Inc.
Consolidated Balance Sheets
As of December 31, 2022 and 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$8,026,052	$9,907,586
Accounts receivable, net of allowance for doubtful accounts	1,040,117	819,538
Costs and estimated earnings in excess of billings on uncompleted contracts	991,914	557,630
Employee retention credits receivable	2,500,023	-
Inventories	16,895,253	10,215,169
Income tax receivable	60,390	547,090
Prepaid expenses & other assets	127,265	336,909
Total current assets	29,641,014	22,383,922

Long-term assets:
Property and equipment, net	1,405,343	1,879,482
Intangible asset, net	309,806	10,358
Right of use assets - finance lease	1,066,260	-
Right of use assets - operating lease	2,956,972	-
Deferred income tax asset	13,174	-
Total long-term assets	5,751,555	1,889,840
Total assets	$35,392,569	$24,273,762

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,037,850	$1,316,957
Accrued liabilities	1,201,729	1,132,200
Customer deposits	14,440,869	11,657,783
Costs and estimated earnings in excess of billings on uncompleted contracts	1,694,978	1,287,745
Line of credit	420,000	145,000
Finance leases, current portion	239,905	215,177
Notes payable, current portion	107,729	129,756
Lease liabilities, current portion	356,805	-
Total current liabilities	20,499,865	15,884,618

Long-term liabilities:
Finance leases, net of current portion	810,897	672,586
Notes payable, net of current portion	323,186	389,269
Lease liabilities, net of current portion	2,609,360	-
Deferred income tax liability	-	36,700
Related party note payable	809,124	809,124
Total liabilities	25,052,432	17,792,297

Stockholders' equity:
Series A Preferred stock, par value $.0001, 10,000,000 authorized, 1,301,034 and 0, issued and outstanding as of December 31, 2022 and 2021, respectively	130	-
Common stock, $0.1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	-	5,000
Common stock-Class A, $0.0001 par value, 40,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	-	-
Common stock-Class B, $0.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	2,900	-
Additional paid-in capital	2,087,044	747,614
Retained earnings	8,250,063	5,728,851
Total stockholders' equity	10,340,137	6,481,465
Total liabilities and stockholders' equity	$35,392,569	$24,273,762

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Cub Crafters, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021

Net sales	$34,398,435	$32,773,691
Cost of sales	24,763,871	23,317,604
Gross profit	9,634,564	9,456,087

Operating expenses:
Salaries and wages	1,064,142	3,602,523
General and administrative expenses	4,238,591	3,171,354
Research and development	915,093	460,769
Rent	432,536	439,061
Depreciation and amortization	307,718	261,043
Warranty	101,215	254,641
Total operating expense	7,059,295	8,189,391

Income from operations	2,575,269	1,266,696

Other income (expense)
Interest income	14,746	19,896
Interest expense	(119,201)	(127,969)
Grant income	260,999	260,999
Other expense, net	(38,775)	(144,476)
Other income, net	117,769	8,450

Income before income taxes	2,693,038	1,275,146
Income tax expense	(171,826)	(224,610)
Net income	$2,521,212	$1,050,536

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Cub Crafters, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2022 and 2021

	Series A Preferred Stock		Common Stock		Common Stock - Class A		Common Stock - Class B		Additional
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	Paid-In Capital	Retained Earnings	Total Equity
Balance, December 31, 2020	-	$-	-	$-	-	$-	50,000	$5,000	$740,614	$9,412,438	$10,158,052
Distributions, net	-	-	-	-	-	-	-	-	7,000	(4,734,124)	(4,727,124)
Net income	-	-	-	-	-	-	-	-	-	1,050,537	1,050,537
Balance, December 31, 2021	-	-	-	-	-	-	50,000	5,000	747,614	5,728,851	6,481,465
Conversion of common stock to preferred stock	1,000,000	100	29,000,000	2,900	-	-	(50,000)	(5,000)	2,000	-	-
Reg A offering-series A preferred stock, net of issuance costs	301,034	30	-	-	-	-	-	-	1,337,430	-	1,337,460
Net income	-	-	-	-	-	-	-	-	-	2,521,212	2,521,212
Balance, December 31, 2022	1,301,034	$130	29,000,000	$2,900	-	$-	-	$-	$2,087,044	$8,250,063	$10,340,137

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Cub Crafters, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash from operating activities:
Net income	$2,521,212	$1,050,536
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Depreciation and amortization	307,718	261,043
Deferred taxes	(49,874)	36,700
Bad debt expense	264,892	76,561
Increase (decrease) in cash due to changes in:
Accounts receivable	(485,471)	1,141,866
Costs and estimated earnings in excess of billings on uncompleted contracts	(434,284)	94,594
Employee retention credits granted	(2,500,023)	-
Inventories	(6,680,084)	(1,868,096)
Prepaid taxes	486,700	(547,090)
Prepaid expenses and other assets	209,644	(261,672)
ROU assets - operating lease and lease liabilities, net	9,193	-
Accounts payable	721,475	287,087
Accrued liabilities	69,529	(430,176)
Customer deposits	2,783,086	6,321,427
Billings in excess of cost and estimated earnings on uncompleted contracts	407,233	(238,202)
Net cash (used in) provided by operating activities	(2,369,054)	5,924,578

Cash flows from investing activities:
Purchase of property and equipment	(517,054)	(86,911)
Purchase of intangible assets	(300,000)	-
Net cash used by investing activities	(817,054)	(86,911)

Cash flows from financing activities:
Payments on finance leases	(219,746)	(27,032)
Proceeds from Reg A Series A Preferred stock offering	1,481,651	-
Stock issuance costs	(144,221)	-
Line of credit	275,000	-
Payments on notes payable	(88,110)	(96,228)
Distributions, net	-	(3,918,001)
Net cash provided by (used in) financing activities	1,304,574	(4,041,261)

Net (increase) decrease in cash and cash equivalents	(1,881,534)	1,796,406
Cash and cash equivalents, beginning of period	9,907,586	8,111,180
Cash and cash equivalents, end of period	$8,026,052	$9,907,586

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$119,201	$127,969
Cash paid for income taxes	$-	$735,000

Supplemental Disclosure of Non-Cash Flow Information
Distributions converted to related party notes payable	$-	$809,124
Operating lease right of use asset and liability recorded on adoption of ASC 842	$3,313,549	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note A – Organization and Description of Business

The consolidated financial statements include the accounts of Cub Crafters, Inc.: Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC and Cub Crafters Avionics, LLC. (together the Company).

•	Cub Crafters Group is a wholly owned subsidiary manufacturer of certified and light‐sport aircraft, aircraft kits, and parts.

•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

•	Cub Crafters Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.

•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

All activities related to Cub Crafters Services, LLC were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries as discussed in Note A. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards Adopted

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards

Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in Accounting Standards Codification (“ASC”) 842. Accordingly, the Company accounted for its existing capital leases as finance lease wherein the related leased assets with carrying value of approximately $858,569 were reclassified out of property and equipment and transferred to right-of-use asset on January 1, 2022 (see Note H). Meanwhile, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $3,300,000, which represents the present value of the remaining lease payments of approximately $3,800,000, discounted using the risk-free rate of 1.79%, and (b) a right-of-use asset ("ROU") approximately of $3,300,000 (see Note K).

F-8

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note B – Significant Accounting Policies (continued)

Recently Issued Accounting Standards Adopted (continued)

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of December 31, 2022, and 2021 cash balances exceeded FDIC insurance limits by approximately $8,176,000 and $9,656,000 respectively. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable, Net

The majority of the Company’s revenue is generated on a prepayment basis, the Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time billings are past due, previous loss history, the customer's ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2022, and 2021, there was an allowance for doubtful accounts of approximately $342,000 and $77,000 respectively.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were no reserves recorded as of December 31, 2022, and 2021.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets, Net

Intangible assets, including acquired purchased contracts, are recorded at cost and are depreciated using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long lived assets policy noted below.

F-9

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note B – Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An assets group is the lowest level for which its cash flows are independent of the cash flows of other assets groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the years ended December 31, 2022 and 2021.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances, customers will request assistance in building these kit planes for which there is a recognition of revenue at the time of shipment.

Builder Assist – these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of $67,000 at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000 final payment that is considered a progress payment. Once the plane has been granted a certificate of air worthiness the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its progress to completion for at each month end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company’s facility and built entirely by Company employees. The customer is required to make a deposit of $67,000 at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of $100,000 at the midpoint of the manufacturing process.

F-10

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note B – Significant Accounting Policies (continued)

Revenue Recognition (continued)

These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month’s end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Parts – are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs – Revenue is recognized at completion. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the years ended December 31:

	2022	2021
Aircraft	$24,981,267	$23,309,108
Pre-packaged kits sales	5,672,595	6,698,591
Sale of parts/ service revenue	3,744,573	2,765,992
	$34,398,435	$32,773,691

Concentration of Credit Risk

The Company’s five largest dealers accounted for 37% of revenues during the year ended December 31, 2022. Of that amount 33% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As all aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 42% of total receivables of December 31, 2022, with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On December 31, 2022, and 2021, the Company determined it did not have any uncertain tax positions.

F-11

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note B – Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2022, and 2021, the Company has no provisions for interest or penalties related to uncertain tax positions.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a commission on the operating entity’s export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the years ended December 31, 2022 and 2021.

Grant Income

For each of the years 2022 and 2021, the Company received approximately $261,000 of grant income from the Department of Transportation’s Aviation Manufacturing Jobs Protection Program (“AMJP”).  Under this COVID program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The Company applied for and was awarded $521,998 of which 50% ($260,999) was received in September 2021 and the other 50% ($260,999) was received in November 2022.

Note C – Inventories

The components of inventories at December 31, 2022 and 2021 are as follows:

	2022	2021
Parts and raw materials	$9,913,946	$5,995,042
Work in-process	3,215,730	1,364,745
Finished goods	3,915,742	2,855,382
	$17,045,418	$10,215,169

Note D – Property and Equipment, Net

Property and equipment consist of the following at December 31:

	2022	2021	Useful Life (Years)
Leasehold improvements	$1,427,914	$1,427,914
Machinery and equipment	3,213,128	3,862,772	3 - 10
Buildings	506,367	481,221	39
Office furniture and equipment	120,709	120,709	3 - 10
Automobiles and trucks	137,059	122,782	3 - 10
	5,405,177	6,015,398
Less: Accumulated depreciation	(3,999,834)	(4,135,916)
	$1,405,343	$1,879,482

During the years ended December 31, 2022, and 2021, the Company recorded depreciation expenses of approximately $307,718 and $261,043, respectively.

F-12

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note E – Intangible Assets

In 2022, the Company entered into an asset purchase agreement with a third-party seller for a total contract price of $300,000, which includes the seller’s rights, title, and interest in and to the intellectual property rights associated with the assets, which includes trade names, trademarks, trademark applications, patents, patents applications, copyrights and copyright applications.

The Company paid $50,000 and the outstanding balance of $250,000 is included as part of accounts payable in the accompanying consolidated balance sheet. As payment for the remaining balance, the Company agreed to pay the seller a royalty of $500 for each pair of aircraft skis sold and shipped starting the day after closing has occurred and assets are transferred until such time as the total amount of royalty payments made equals the remaining outstanding balance. The Company shall make royalty payments to the seller within 10 days following each fiscal quarter.

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2022 were as follows:

	Useful life (years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount

Intangible assets- license	10	$311,000	$(1,194)	$309,806

Estimated amortization expense for each of the following five years is as follows:

Years ending December 31:
2023	$30,000
2024	30,000
2025	30,000
2026	30,000
2027	30,000
Thereafter	159,806
$309,806

Note F – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the years ending December 31, 2022 and 2021:

	2022	2021
Cost incurred on uncompleted jobs	$1,265,394	$1,826,097
Estimated earnings	1,785,730	2,654,445
	3,051,124	4,480,542
Less: Billings to date	(3,577,844)	(5,210,657)
	$(526,720)	$(730,115)

F-13

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note F – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period (continued)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at December 31:

	2022	2021
Costs and estimated earnings in excess of billings on uncompleted contracts	$991,913	$557,630
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,518,633)	(1,287,745)
	$(526,720)	$(730,115)

Note G – Customer Deposits

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement.  Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances on December 31, 2022 and 2021 were approximately $14,441,000 and $11,658,000, respectively.

Note H – Finance Leases

The Company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying December 31, 2022 consolidated balance sheet as right-of-use asset (ROU) – finance lease.

The future minimum payments on the capital lease obligations at December 31, 2022 are as follows:

Amount

2023	$292,377
2024	210,973
2025	201,442
2026	181,013
2027	173,721
Thereafter	149,473
Total finance leases	1,208,999
Less: Interest expense	(158,197)
Total finance leases	1,050,802
Less: current portion	239,905
Finance lease – long term	$810,897

The interest expense incurred by the Company for the years ended December 31, 2022 was approximately $46,000. As of December 31, 2022, the Company recorded ROU asset – finance lease of $1,066,260 and total lease liability of $1,050,802 based on the weighted average interest rate of  5.5% implicit in those finance leases.

F-14

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note I – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $1,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2023, and is secured by an aircraft inventory. In 2022, the Company took out a draw of $275,000 from the aforementioned line of credit.  The outstanding balance as of December 31, 2022, and 2021 were $420,000 and $145,000 respectively. The interest expense incurred by the Company for the years ended December 31, 2022, and 2021 was approximately $20,000 and $5,000, respectively.

Note J – Notes Payable

The Company has a promissory note payable with Wells Fargo Bank for a $1.5 million loan in 2005. The loan matures on January 5, 2026, and is secured by the Company’s premises. Interest accrued at 6.62% and monthly repayments of interest and principal are made.

The interest expense incurred by the Company for the years ended December 31, 2022, and 2021 was approximately $19,000 and $33,000, respectively. The balance outstanding on the loan was broken down as follows:

	2022	2021
Current	$107,729	$129,756
Non-current	323,186	389,269
	$430,915	$519,025

Annual maturities of notes payable at December 31, 2022, are as shown:

Year ending December 31	Total
2023	$107,729
2024	107,729
2025	107,729
2026	107,728
$430,915

F-15

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note K – Operating Leases

The Company leases multiple buildings and facilities under non-cancelable operating lease agreements that expire at varying times through January 2045.

The Company also leases other fixed assets on short term or month-to-month leases, which are expensed as incurred.

As of December 31, 2022, the Company recorded a right-of-use asset (ROU) of $2,956,972 and total lease liability of $2,966,165, discounted using the average risk-free rate of 1.79% at lease inception.

The ROU asset for the year ended December 31, 2022 is summarized below:

Operating lease ROU asset	$3,313,549
Less accumulated reduction	(356,577)
Balance of ROU asset	$2,956,972

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$3,313,549
Reduction of lease liability	(347,384)
Total	$2,966,165

As of December 31, 2022, the minimum lease payments under these leases are as follows:

2023	$406,074
2024	410,431
2025	414,876
2026	363,508
2027	162,451
Thereafter	1,641,078
Total lease payments	3,398,418
Less: interest	(432,253)
Present value of lease payments	2,966,165
Less: current portion	(356,805)
Lease payments, net of current portion	$2,609,360

Total lease expense, including short term leases, for 2022 and 2021 was approximately $433,000 and $439,000, respectively.

Note L – Commitment and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

F-16

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note M – Related Parties

The Company rents hanger and office space from the stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $6,000. The agreement matures January 2029. The Company expects to pay $72,000 per year over the course of the agreement (Note K).

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2023 and accrues interest at 4.25%. If the Company successfully completes an offering and raises sufficient funds the note is repayable in full. If sufficient proceeds are not raised the loan is payable in monthly installments over nine years maturing on January 1, 2032. There is no similar transaction for 2022.

Note N – 401(k) Plan

The Company sponsors a 401(k)‐retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $317,000 and $268,000 for the years ended December 31, 2022 and 2021, respectively.

Note O – Stockholder’s Equity

The classes of shares at December 31, 2022 were: Common Stock-Class A, Common Stock- Class B and Preferred Stock- Series A.

Common Stock- Class A and B - with a $.0001 par value,40,000,000 and 33,000,000 authorized, respectively.   At December 31, 2022, the Company had 0 and 29 million shares issued outstanding, respectively.

In August 2022, pursuant to Board approval and restatement of the Company’s Articles of Incorporation, the Company authorized a conversion of existing common stock into 580 common stock- Class B and 20 Series A preferred stock for each then outstanding common stock owned. This resulted in the issuance of 1 million Series Preferred A stock and 29 million Class B common stock.

Series A Preferred Stock - with a $.0001 par value, 10 million shares authorized. At December 31, 2022, the Company had 1,301,034 shares issued and outstanding.

Liquidation preferences

Holders of Series A preferred stock shall be entitle to received out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stock holders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock – Class A shares at the conversion price. The conversion price is noted is determined by dividing the number of common stock- Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series A preferred stock.

In 2022, the Company issued 301,034 Series A preferred stock pursuant to a Regulation A offering and received net proceeds of $1,337,430. Offering costs included and netted against the proceeds were $144,221.

F-17

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note O – Stockholder’s Equity (continued)

Distributions

The Board of Directors may, from time to time, authorize a distribution to the stockholders of proceeds available for distribution in respect of Preferred Stock and Common Stock to be distributed to the members pro rata in proportion to their applicable stocks.

The Company shall not declare, pay or set aside any dividends on stocks of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of stocks of Common Stock that would be held by each such holder if all stocks of Series A Preferred Stock were converted to Common Stock.

Note P – Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2022:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2019-2022	None

The income tax benefit (expense) consists of the following at December 31:

	2022	2021
Current:
Federal	$221,700	$187,910
State	-	-
	221,700	187,910
Deferred:
Federal	(49,874)	36,700
State	-	-
	(49,874)	36,700
Total	$171,826	$224,610

F-18

Cub Crafters, Inc. Notes to the Consolidated Financial Statements December 31, 2022 and 2021

Note P – Income Taxes (continued)

Deferred income taxes consist of the following at December 31:

	2022	2021
Deferred tax assets(liabilities):
Allowance for doubtful accounts	$71,705	$16,072
Rent expense	-	-
Research & Development	-	-
ERC deduction	-	-
Depreciation	(55,653)	(52,772)
Other	(2,872)	-
Net deferred taxes-non-current	$13,180	$(36,700)

Note Q – Employee Retention Credits Receivable

In January and February 2023, the Company received a total of $2,500,023 in Employee Retention Credits as authorized by the 2020 CARES Act.  The funds were received after meeting certain metrics of receipts and payroll.   The credits include costs and interest.   The credit was recorded as part of accounts receivable and offset payroll expense account as of December 31, 2022.

Note R – Subsequent Events

In the beginning of 2023, the Company received $2,500,023 in Employee Retention Credits (Note Q).

Subsequent events have been evaluated through May 1, 2023, which is the date the consolidated financial statements were ready to be issued.

F-19

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex41.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex81.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	May 1, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer and Director
Date: May 1, 2023

/s/ Richard Johnson
Richard Johnson, Principal financial officer and principal accounting officer
Date: May 1, 2023

/s/ Susan Richmond
Susan Richmond, Director
Date: May 1, 2023

/s/ Bradley Damm
Bradley Damm, Director
Date: May 1, 2023

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